Exhibit 99.2

SNDL INC.

CHANGE OF AUDITOR NOTICE

TO:	British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Financial and Consumer Services Division, Prince Edward Island

Office of the Superintendent of Securities Service, Newfoundland and Labrador

Office of the Superintendent of Securities Northwest Territories

Office of the Yukon Superintendent of Securities

Office of the Superintendent of Securities Nunavut

AND TO:	Marcum LLP

AND TO:	CBIZ CPAs P.C.

SNDL Inc. (the “Corporation”) gives the following notice in accordance with Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”):

1.	Marcum LLP (the “Former Auditor”) has resigned as the auditor of the Corporation on its own initiative, effective as of October 16, 2025.
2.	The resignation of the Former Auditor was considered and accepted by the audit committee of the board of directors of the Corporation (the “Audit Committee”) and the board of directors of the Corporation (the “Board”).
3.	The Audit Committee and the Board have approved the appointment of CBIZ CPAs P.C. as auditor for the Corporation effective as of October 17, 2025, to hold office until the next annual general meeting.
4.	The Former Auditor’s reports on the Corporation’s consolidated financial statements for the fiscal years ending December 31, 2023 and December 31, 2024 did not express modified opinions.
5.	There have been no reportable events, as such term is defined in NI 51-102.

DATED this 30th day of October, 2025.

SNDL INC.
By:	/s/ Alberto Paredero Quiros
Alberto Paredero Quiros Chief Financial Officer